SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        MISSISSIPPI VIEW HOLDING COMPANY
                        --------------------------------
                                (Name of Issuer)

                        MISSISSIPPI VIEW HOLDING COMPANY
       MISSISSIPPI VIEW HOLDING COMPANY STOCK EMPLOYEE COMPENSATION TRUST
       ------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   605785 10 4
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                               Thomas J. Leiferman
                        Mississippi View Holding Company
                                35 East Broadway
                  --------------------------------------------
                  Little Falls, Minnesota 56345 (320) 632-5461

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

          a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

          b. [ ] The filing of a registration statement under the Securities Act of 1993.

          c.   [X] A tender offer.

          d.   [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation*                            Amount of filing fee
                  $4,773,00                                       $954.60
--------------------------------------------------------------------------------
         *For purposes of calculating the filing fee only. This assumes the purchase of 222,000 shares of common stock of the Issuer at the maximum tender offer price per share of $21.50. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percentum of the value of the shares to be purchased.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:              $954.60         Filing Party:       Mississippi View Holding Company
         Form or Registration No.:            Schedule 13E-4  Date Filed:         April 14, 1998

         This Statement amends and supplements the Rule 13e-3 Transaction Statement filed by Mississippi View Holding Company, a Minnesota corporation (the "Company"), and the Mississippi View Holding Company Stock Employee Compensation Trust (the "Trust") on April 14, 1998 and amended on May 1, 1998, in connection with the issuer tender offer to be made by the Company to its stockholders to purchase up to 222,000 shares of its outstanding Common Stock, par value $0.10 per share (the "Shares") at prices of not greater than $21.50 nor less than $19.50 per Share net to the Seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated April 13, 1998 (the "Offer to Purchase") and in the accompanying Letter of Transmittal, which together constitute the "Offer," copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. Unless otherwise indicated, all references in this Statement are to the Offer to Purchase. In addition, the Company and the Trust have entered into a Common Stock Purchase Agreement pursuant to which the Trust will purchase approximately 9.9% of the outstanding shares of Common Stock after the Offer.

         The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 13E-4 filed by the Company with the Securities and Exchange Commission concurrently herewith required to be included in response to the items of this Statement. The information in such Schedule 13E-4, as amended, is hereby expressly incorporated herein by reference. A copy of such Schedule 13E-4, as amended, of the Company (excluding exhibits) is attached hereto as Exhibits (f)(1), (f)(3) and (f)(5).

                              CROSS REFERENCE SHEET

                  Item in                      Location in
                  Schedule 13E-3               Schedule 13E-4

                  Item 1(a)                    Item 1(a)
                  Item 1(b)                    Item 1(b)
                  Item 1(c)                    Item 1(c)
                  Item 1(d)                       *
                  Item 1(e)                       *
                  Item 1(f)                       *
                  Item 2                       Item 1(d)
                  Item 3                          *
                  Item 4                          *
                  Item 5                       Item 3
                  Item 6                       Item 2
                  Item 7                       Item 3
                  Item 8                          *
                  Item 9                          *
                  Item 10(a)                      *
                  Item 10(b)                   Item 4
                  Item 11                      Item 5
                  Item 12                         *
                  Item 13                         *
                  Item 14                      Item 7

                  Item in                      Location in
                  Schedule 13E-3               Schedule 13E-4
                  --------------               --------------

                  Item 15(a)                      *
                  Item 15(b)                   Item 6
                  Item 16                      Item 8
                  Item 17             Separately included herewith


----------------
         *  This Item is inapplicable or the answer thereto is in the negative.

4.       Terms of the Transaction

         (a) The information included in the first paragraph in "The Offer -- Certain Conditions of the Offer" in the Offer to Purchase is hereby amended and revised in its entirety as follows:

         "Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act (see "-- Extension of the Offer; Termination; Amendment"), if (i) prior to the Expiration Date, the Financing Condition has not been satisfied or (ii) at any time on or after April 13, 1998 and prior to the Expiration Date, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:"


9.       Reports, Opinions, Appraisals and Certain Negotiations

         (b)(6) The information included in "Special Factors -- Opinion of Financial Advisor" in the Offer to Purchase is hereby revised by including the additional language below in the first paragraph on page 16 of the Offer to Purchase.

         "FinPro utilizes several different approaches to analyze the trading value of an institution. Some of these approaches showed a value above the tender range while some showed a value below the tender range. FinPro subjectively weighs each of the valuations derived from the net asset value, market value and investment value methods to derive a range that, based on it's experience, will be fair to the shareholders in this specific kind of a transaction. Unlike a merger or acquisition, this transaction is voluntary in that each shareholder can elect to tender some, all or none of their Shares. FinPro's fairness opinion addresses the fairness of the range to shareholders who tender and those shareholders who do not tender their Shares."

17.      Material to be filed as Exhibits.

         (a)(1)            Loan agreement with First Federal FSB**
         (b)(1)            Opinion of FinPro, Inc. dated April 9, 1998 delivered to the Board of Directors and the Special Committee of the Board (the "Special Committee")*
         (b)(2)            April 1998 FinPro, Inc. Report delivered to the Board of Directors and the
                           Special Committee*
         (c)(1)            Mississippi View Holding Company Stock Employee Compensation Trust
                           Agreement*
         (c)(2)            Common Stock Purchase Agreement*
         (d)(1)            Offer to Purchase dated April 13, 1998*
         (d)(2)            Letter of Transmittal*
         (d)(3)            Notice of Guaranteed Delivery*
         (d)(4)            Letter from Securities Dealers, Commercial Banks and Trust Companies to their
                           Clients*
         (d)(5)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*
         (d)(6)            Letter to Stockholders dated April 13, 1998 from Thomas J. Leiferman,
                           President and Chief Executive Officer of the Company*
         (d)(7)            Letter to Participants in the Community Federal Savings and Loan Association
                           of Little Falls Employee Stock Ownership Plan*
         (d)(8)            Letter to Participants in the Community Federal Savings and Loan Association
                           of Little Falls Profit Sharing Plan*
         (d)(9)            Letter to Participants in the Community Federal Savings and Loan Association
                           of Little Falls Management Stock Bonus Plan*
         (d)(10)           Letter to Stockholders dated May 1, 1998 from Thomas J. Leiferman, President and Chief Executive Officer of the Company.**
         (e)               Not applicable
         (f)(1)            Schedule  13E-4 of the Company dated April 13, 1998  (excluding exhibits)*
         (f)(2)            Press  Release  issued by the  Company on April 13, 1998.*
         (f)(3)            Amendment  No. 1 to  Schedule  13E-4  dated May 1, 1998 (excluding  exhibits)
         (f)(4)            Press  Release  issued by the Company on April 30, 1998.**
         (f)(5)            Amendment No. 2 to Schedule 13E-4 dated May 8, 1998 (excluding exhibits)

-----------------
*        Previously filed with Schedule 13E-3 on April 14, 1998
**       Previously filed with Amendment No. 1 to Schedule 13E-3 on May 1, 1998

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  May 8, 1998         MISSISSIPPI VIEW HOLDING COMPANY



                            By:      /s/Thomas J. Leiferman
                                     -------------------------------------------
                                     Name:   Thomas J. Leiferman
                                     Title:  President



Dated:  May 8, 1998         MISSISSIPPI VIEW HOLDING COMPANY
                                         STOCK EMPLOYEE COMPENSATION TRUST



                            By:      /s/Gerald R. Peterson
                                     -------------------------------------------
                                     Name:   Gerald R. Peterson
                                     Title:  Trustee

                                  EXHIBIT INDEX

Exhibit
-------
(a)(1)            Loan agreement with First Federal FSB**

(b)(1)            Opinion of FinPro, Inc. dated April 9, 1998 delivered to the
                  Board of Directors and the Special Committee of the Board (the "Special Committee")*

(b)(2)            April 1998 FinPro, Inc. Report delivered to the Board of
                  Directors and Special Committee*

(c)(1)            Mississippi View Holding Company Stock Employee Compensation
                  Trust Agreement*

(c)(2)            Common Stock Purchase Agreement*

(d)(1)            Offer to Purchase dated April 13, 1998*

(d)(2)            Letter of Transmittal*

(d)(3)            Notice of Guaranteed Delivery*

(d)(4)            Letter from Securities Dealers, Commercial Banks and Trust
                  Companies to their Clients*

(d)(5)            Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Nominees*

(d)(6)            Letter to Stockholders dated April 13, 1998 from Thomas J. Leiferman,
                  President and Chief Executive Officer of the Company*

(d)(7)            Letter to Participants in the Community Federal Savings and Loan
                  Association of Little Falls Employee Stock Ownership Plan*

(d)(8)            Letter to Participants in the Community Federal Savings and
                  Loan Association of Little Falls Profit Sharing Plan*

(d)(9)            Letter to Participants in the Community Federal Savings and
                  Loan Association of Little Falls Management Stock Bonus Plan*

(d)(10)           Letter to Stockholders dated May 1, 1998 from Thomas J. Leiferman, President and
                  Chief Executive Officer of the Company.**

(e)               Not applicable

(f)(1)            Schedule 13E-4 of the Company dated April 13, 1998 (excluding exhibits)*

(f)(2)            Press Release issued by the Company on April 13, 1998*

(f)(3)            Amendment No. 1 to Schedule 13E-4 dated May 1, 1998 (excluding exhibits)

(f)(4)            Press Release issued by the Company on April 30, 1998.**

(f)(5)            Amendment No. 2 to Schedule 13E-4 dated May 8, 1998 (excluding exhibits)
